October 26, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:         Vycor Medical, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-176713
Filed on September 7, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 28, 2011 addressed to Mr. Kenneth T. Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has now amended the registration statement. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

1.

We note the outstanding comment letter for the Form 10-K for the fiscal year ended December 31, 2010. All comments must be resolved before the effective date of your registration statement may be accelerated.

RESPONSE:

The Company has addressed all comments raised in the outstanding comment letter and has filed amended Forms 10-K for the periods ended December 31, 2009 and December 31, 2010. The revised financial statements have all been incorporated in the First Amendment to Form S-1 filed concurrently herewith.

Item 3. Summary Information and Risk Factors, page 1

2.

Please revise this section to disclose your total assets and net loss as of the fiscal year ended December 31, 2010 and the fiscal quarter ended June 30, 2011 and to describe your auditor’s going concern opinion. Please also revise this section to disclose your monthly “burn rate” and to describe your sources of funding, including any related party transactions.

RESPONSE:

We have revised the Summary Information to disclose our total assets and net loss as of the fiscal year ended December 31, 2010 and the fiscal period ended June 30, 2011 and have described our auditor’s going concern opinion. We have revised the Summary Information section to disclose our monthly “burn rate” and to describe our sources of funding. Finally, we have revised a risk factor relating to the need to raise additional funds to disclose our monthly “burn rate” and the need for additional funding and potential sources of such funding.

Item 17. Undertakings

3.

Please revise to include the undertaking required by Item 512(h)(3) of Regulation S-K.

RESPONSE:

The Company believes that the required undertaking has been disclosed in Item 12A of the registration statement

Exhibit 5.1

4.

We note in the second to last paragraph, the opinion states that the common stock is validly issued, fully paid and non-assessable. Since the common stock underlying the warrants is not yet outstanding, please revise or explain.

RESPONSE:

The opinion has been revised to reflect that the opinion refers to the common stock “when issued”.

On behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ Adrian C. Liddell

By:___________________________

Adrian C. Liddell

Chief Financial Officer

cc: Robert L. B. Diener, Esq.